THE ADVISORS' INNER CIRCLE FUND II nu

                    EXPENSE WAIVER REIMBURSEMENT AGREEMENT nu

         AGREEMENT made this ____day of _______, 2008 between The Advisors' Inner Circle Fund II, a Massachusetts business trust (the "Trust"), on behalf of the GRT Value Fund (the "Fund") and GRT Capital Partners, LLC, a Delaware limited liability company (the "Adviser").

         WHEREAS, the Adviser has entered into an investment advisory agreement with the Trust, dated ______, 2008, pursuant to which the Adviser provides investment advisory services to the Fund, and for which it is compensated based on the average daily net assets of the Fund;

         WHEREAS, the Adviser has voluntarily agreed to waive fees and/or reimburse expenses as necessary to prevent the total annual operating expense ratio of the Fund's Advisor Class Shares from exceeding 1.30% of the Fund's average daily net assets, excluding interest, taxes and certain non-routine expenses (the "Expense Limit");

         WHEREAS, the Fund has agreed, subject to the approval by the Trust's Board of Trustees, to reimburse the Adviser for any of its prior fee waivers and/or expense reimbursements up to the Expense Limit made during the preceding three-year period;

         NOW THEREFORE, the parties hereto agree as follows:

1. EXPENSE WAIVERS AND REIMBURSEMENT. The Adviser agrees to reduce all or a portion of its fees and/or reimburse expenses of Advisor Class Shares of the Fund (to the extent permitted by the Internal Revenue Code of 1986, as amended) to the extent necessary to maintain the Expense Limit. The Adviser's obligations pursuant to this paragraph are voluntary in nature and the Adviser reserves the right, at its sole discretion, to modify or eliminate the Expense Limit, subject to its provision of prior notice to the Trust's Board of Trustees.

2. DUTY OF FUND TO REIMBURSE FEES AND EXPENSES. Subject to approval by the Trust's Board of Trustees, the Fund agrees to reimburse the Adviser any fee waivers and/or expense reimbursements borne pursuant to paragraph 1 above, provided that (i) the Fund is not obligated to reimburse any such fee waivers and/or expense reimbursements more than three years after the fee waiver and/or expense reimbursement was borne by the Adviser; and (ii) such reimbursement would not cause the total operating expenses of the Fund to exceed the Expense Limit. The Board of Trustees shall review quarterly any reimbursements paid to the Adviser with respect to the Fund in such quarter.

3. DURATION. This Agreement shall remain in effect until terminated by either party upon written notice to the other.


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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of date first above written.

THE ADVISORS' INNER CIRCLE FUND II



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By:
Title:


GRT CAPITAL PARTNERS, LLC



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By:
Title: